[Letterhead of Arconic Rolled Products Corporation]

February 11, 2020

VIA EDGAR

Sherry Haywood

Asia Timmons-Pierce

Division of Corporate Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Arconic Rolled Products Corporation

Registration Statement on Form 10-12B

File No. 001-39162

Dear Ms. Haywood and Ms. Timmons-Pierce:

Reference is made to the Registration Statement on Form 10 (File No. 001-39162) (as amended to date, the Registration Statement), filed by Arconic Rolled Products Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on February 13, 2020, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Karessa L. Cain or Mark A. Stagliano of Wachtell, Lipton, Rosen & Katz, at (212) 403-1128 or (212) 403-1060, respectively. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Cain or Mr. Stagliano and that such effectiveness also be confirmed in writing.

Ms. Sherry Haywood

Ms. Timmons-Pierce

February 11, 2020

Sincerely,

Arconic Rolled Products Corporation

/s/ Max W. Laun
Name:	Max W. Laun
Title:	President

cc:	Karessa L. Cain

Wachtell, Lipton, Rosen & Katz

Mark A. Stagliano

Wachtell, Lipton, Rosen & Katz